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                                                                    EXHIBIT (12)

                                   ONEOK, Inc.
                Computation of Earnings to Combined Fixed Charges
                   and Preferred Stock Dividend Requirements

                                                                                       Three Months Ended
                                                                                             March 31,
(Unaudited)                                                                             2002         2001
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                                                                                      (Thousands of Dollars)
Fixed Charges, as defined
  Interest on long-term debt                                                      $    23,732   $    24,821
  Other interest                                                                        1,480        12,547
  Amortization of debt discount and expense                                               970           167
  Interest on lease agreements                                                          1,751         1,408
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    Total Fixed Charges                                                                27,933        38,943
Preferred dividend requirements                                                        14,960        14,960
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Total fixed charges and
  preferred dividend requirements                                                 $    42,893   $    53,903
=============================================================================================================
Earnings before income taxes and
  income from equity investees                                                    $   117,061   $   103,403
Total fixed charges                                                                    27,933        38,943
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Earnings available for combined fixed charges and preferred dividend
requirements                                                                      $   144,994   $   142,346
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Ratio of earnings to combined fixed charges and preferred dividend
requirements                                                                             3.38 x        2.64 x
=============================================================================================================

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.